1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
Tel: 215.963.5000	Counselors at Law
Fax: 215.963.5001

Sofia Rosala

Associate

215.963.5701

March 1, 2010

FILED AS EDGAR CORRESPONDENCE

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:         Response letter to comments on Post-Effective Amendment for SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Managed Trust (the “Trust”) Post-Effective Amendment Nos. 72 and 74, filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively.  Both the comments and responses are based on the Prospectus and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on December 16, 2009 for the purpose of introducing a new series of the Trust, the Multi-Strategy Alternatives Fund (the “Fund”).  Unless otherwise noted, capitalized terms in this correspondence have the same meaning as in the Prospectus and/or SAI.

PROSPECTUSES:

1.                                       Comment: Please include the Fund’s ticker symbol on page 1 of the Prospectus.

Response: We will include the Fund’s ticker symbol in the Prospectus when it becomes available.

2.                                       Comment: Please remove the paragraph above the Table of Contents in the Prospectuses.

Response: We have complied with your request.

3.                                       Comment: Please remove the sub-heading, “Portfolio Turnover” from the Table of Contents because it is a sub-heading for the “Fees and Expenses” section, and is not a main heading in the “Fund Summary” section.

Response: We have complied with your request.

4.                                       Comment: Please condense the length of the Fund’s Investment Goal.

Response: We have complied with your request, and the Investment Goal reads: “The Fund allocates its assets among a variety of investment strategies to seek to generate an absolute return with reduced correlation to the stock and bond markets.”

5.                                       Comment: Please revise the third sentence under the Example in the “Fees and Expenses” section to read (new language is in italics for the purpose of this filing only): “The Example also assumes that each year your investment has a 5% return, and that Fund operating expenses remain the same.”

Response: We have complied with your request.

6.                                       Comment: Please delete the fourth sentence under the Example in the “Fees and Expenses: section, which reads: “For purposes of calculating the Example, the Fund’s fees are equal to the ‘Total Annual Fund Operating Expenses’ figure in the table above.”

Response: We have complied with your request.

7.                                       Comment: Please confirm that the Fund is a “fund of funds.”

Response: The Fund may operate as a “fund of funds” and intends to do so upon launch.  The Fund has included information about its ability to operate as a “fund of funds” in the “Investment Objectives and Policies” section of the SAI.

8.                                       Comment: Please add disclosure explaining what is meant by “conventional stock and bond markets” in the Fund’s “Principal Investment Strategies.”

Response:  We have removed the term “conventional” from the “Principal Investment Strategies.”

9.                                       Comment: Please provide an explanation in this response letter about the reason the word “positive” is in parentheses after the word “absolute” in the first sentence of the “Principal Investment Strategies.”

Response: In order to clarify the meaning of “absolute”, we have revised the first sentence of the “Principal Investment Strategies” to read (new language is in italics for the purpose of this filing only): “The Fund employs a strategy intended to generate an absolute (i.e., positive) return in various market cycles with reduced correlation to the stock and bond markets.

10.                                 Comment: Please summarize the risk information provided under the “Principal Risks” section for the Fund.

Response:  We have summarized the disclosure in the Principal Risks section, and have provided further information about the risks of investing in the Fund under the “More Information about Risks” section of the Prospectus.

11.                                 Comment: Please remove the following sentence under the Tax Information section in the Prospectuses because it is not required by Form N-1A: “For additional information, please see the ‘Taxes’ section on page [xx] of this prospectus.”

Response:  We have complied with your request.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala